SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2016

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Kenon announces an amendment to its loan agreement with Israel Corporation and related pledge arrangements to accommodate a new holding company within the Kenon group

March 21, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces an internal restructuring pursuant to which one of its subsidiaries, IC Power Pte. Ltd. (“IC Power Singapore”), which was a holding company with no material assets, has acquired another of Kenon’s subsidiaries I.C. Power Ltd. (“IC Power”) which is the holding company for Kenon’s energy generation and distribution business. As a result, IC Power Singapore is now the parent holding company of Kenon’s power generation and distribution businesses.

Kenon is party to a loan agreement with Israel Corporation Ltd. (“IC”), its former parent company before Kenon’s spin-off in 2015, which loan agreement provides for loans of up to $200 million. Kenon has pledged 66% of the IC Power shares to secure this loan. In connection with the internal reorganization described above, this pledge over IC Power shares will remain and Kenon will pledge 66% of its shares in IC Power Singapore. Kenon will also pledge 66% of certain intercompany debt receivables owing from IC Power Singapore to Kenon, which receivables resulted from this internal restructuring.

The pledge over the shares of IC Power is expected to be released in connection with an IPO of IC Power Singapore. In addition, the pledge over the shares of IC Power Singapore and the related intercompany debt receivables can be released upon an IPO of IC Power Singapore, subject to Kenon’s meeting of a financial ratio.

Kenon has currently drawn down $150 million (excluding interest and commitment fees) under this loan facility with IC.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the circumstances in which the pledges discussed herein can be released and a potential IPO of IC Power Singapore. These statements are subject to risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Except as required by law, IC Power and Kenon undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: March 21, 2016	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer